UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number: 001-32410

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Celanese Americas Retirement Savings Plan
222 West Las Colinas Blvd., Suite 900N
Irving, TX 75039

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Celanese Corporation
222 West Las Colinas Blvd., Suite 900N
Irving, TX 75039

CELANESE AMERICAS RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	4

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011 and 2010	5

Notes to Financial Statements	6

Supplemental Schedule*

Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2011	15

Signatures	19
____________
* Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Plan Administrator and Investment Committee of the
Celanese Americas Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Celanese Americas Retirement Savings Plan as of December 31, 2011 and 2010 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Celanese Americas Retirement Savings Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Whitley Penn LLP

Dallas, Texas
June 22, 2012

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2011	2010
	(In $ thousands)
ASSETS
Investments
At fair value	510,485	534,997
Wrapper contracts	117	238
Total investments	510,602	535,235
Receivables
Contributions - employer (net of forfeitures: 2011- $0, 2010 - $0)	340	318
Contributions - participants	629	584
Securities sold	12	102
Notes receivable from participants	7,338	7,569
Accrued interest and dividends	526	427
Total receivables	8,845	9,000
Total assets	519,447	544,235
LIABILITIES
Administrative expenses payable	787	212
Net assets available for benefits, at fair value	518,660	544,023

Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 3)	(794)	3,819
Net assets available for benefits	517,866	547,842

See accompanying notes to the financial statements

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2011		2010
	(In $ thousands)
Investment income
Net appreciation (depreciation) of investments (Note 3)	(5,827)		47,702
Interest, investments at fair value	2,492		2,589
Dividends	1,406		1,912
Other	31		114
Total investment income (loss)	(1,898)		52,317
Interest, notes receivable from participants	337		390
Contributions
Employer, net of forfeitures - 2011: $31; 2010: $0	8,941		8,463
Participants	16,817		15,529
Rollovers	1,745		716
Total contributions	27,503		24,708
Administrative expenses	(1,286)	—	(1,092)
Withdrawals and distributions	(54,662)	—	(73,634)
Net transfers to other plans	30	—	(2)
Net increase (decrease)	(29,976)	—	2,687
Net assets available for benefits
Beginning of year	547,842		545,155
End of year	517,866		547,842

See accompanying notes to the financial statements

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan
The Celanese Americas Retirement Savings Plan (the "Plan") is a participant-directed, defined contribution plan sponsored by Celanese Americas LLC (the "Company"), an indirect, wholly owned subsidiary of Celanese Corporation. The Plan covers certain employees of the Company and its participating affiliates ("Participants"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participants in the Plan should refer to the Plan document for more complete details of the Plan's provisions.
Under resolutions passed by the Company's Board of Managers, the Benefits Committee and Investment Committee have been assigned responsibility for the guidance, control and administration of the Plan assets. Each committee is a named fiduciary of the Plan in accordance with Section 402(a) of ERISA.
The Investment Committee is also responsible for the guidance, control and administration of the Plan assets. These responsibilities include, but are not limited to, the following:

•	The adoption of an investment policy statement;

•	The selection and monitoring of the Plan's third party service providers such as trustee/custodial bank, investment managers and consultants;

•	The routine review and evaluation of each of the Plan's investment options relative to investment guidelines, performance benchmarks and other relevant criteria; and

•	The routine review and control of Plan investment costs.
The Benefits Committee is responsible for the administration and operations of the Plan. These responsibilities include, but are not limited to, the following:

•	The determination of eligibility for participation or benefits and to construe the terms of the Plan;

•	To enact rules and regulations to carry out the provisions of the Plan;

•	The evaluation of the Plan's administrative procedures; and

•	To decide Plan claims or appeals.
Under the authority of the Company's Board of Managers, either committee may delegate any part of its authority to one or more individuals. The delegation or sub-delegation to other individuals does not relieve either committee of its fiduciary responsibility with respect to the Plan. Each committee meets at least four times a year to report on the Plan's investment performance and other matters relevant to the Plan.
The Plan uses third party providers to administer the Plan and its assets. These services include, but are not limited to, the following:

•	Trustee - a requirement under ERISA that Plan assets be held separate with a trustee institution, typically a bank. The trustee has certain defined responsibilities under ERISA.

•
Investment management - as a matter of policy, the Plan has elected to employ external investment advisors to manage all of the Plan's assets. Varying investment options with different risk and reward characteristics are included in the Plan.

•	Record keeping - each participant account balance must be accurately maintained.

•	Education and communication - a program of reports and educational materials designed for the Plan participants.

•	Performance measurement - performance of each investment manager, including performance versus relevant benchmarks, individual portfolio characteristics and risk analytics.

•
Consultants - the Plan may use consultants on a full-time retainer basis or on a project basis to provide a variety of specialized services, including, plan design, investment manager searches and investment manager monitoring.

The Investment Committee, Benefits Committee or any third party providers shall discharge their respective responsibilities with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such matters would use. These actions are to be consistent with Plan provisions and investment policies, objectives and guidelines.
Eligibility
Employees are eligible to participate in the Plan as soon as administratively practicable following their date of hire. Participants are automatically enrolled in the Plan at a before-tax contribution rate of 3% unless the participant chooses to opt out of the Plan. After automatic enrollment, Participant contributions will be invested in one of the Plan's default target-date retirement portfolio funds based on the Participant's date of birth and an assumed retirement age of 65, unless the participant selects other investment fund options.
Participant Contributions
Participants may contribute from 2% to 80% of their eligible compensation, as defined in the Plan document and subject to certain Internal Revenue Code ("IRC") limitations, through payroll deductions. Participants may designate contributions as either "before-tax," "after-tax" or a combination of both. Participants' before-tax contributions and Company contributions are deferred compensation pursuant to Section 401(k) of the IRC.
Company Contributions
Under the provisions of the Plan document, the Company matches participant contributions up to 5% of each individual Participant's eligible compensation.
Vesting
All Participants' contributions, including any investment income, appreciation, or depreciation, are fully vested at all times. Effective January 1, 2008, Company match contributions to active Participants, including any investment income, appreciation, or depreciation, are also vested at all times. Participants with unvested Company match contributions hired before January 1, 2008, and not actively employed on January 1, 2008, will forfeit unvested Company match contributions upon request for distribution.
Forfeitures
Due to the Plan amendment effective January 1, 2008, forfeitures are limited to unvested company match contributions, including any investment appreciation or depreciation, retained by Participants hired before January 2, 2008 and not actively employed on January 1, 2008. At December 31, 2011, forfeited Company contributions of $55,025 were available for reducing future employer contributions or to restore prior forfeitures under certain conditions.
Distributions and Withdrawals
Prior to January 1, 2012, a Participant's entire vested account balance shall be payable upon termination of employment, retirement, disability or death. Participants who suffer a financial hardship, as defined in the Plan document, may withdraw all or part of their vested account balance before tax contributions subject to certain provisions, as described in the Plan document. Due to the Plan's safe harbor amendment, effective January 1, 2012, Company contributions to the Plan made after January 1, 2012 shall not be payable on withdrawals made before the Participant reaches the age of 59 1/2. Distributions and withdrawals under the Plan are made in cash in the form of a lump sum. Payments are made as soon as administratively practicable within the provisions of the Plan. The Plan allows for in-service withdrawals of vested contributions under certain circumstances, as defined in the Plan document.

Participant Accounts
Each Participant's account is credited with the Participant's contributions, the appropriate amount of Company contributions and an allocation of the Plan's earnings or losses and the investment management fees in accordance with the allocation provisions contained in the Plan document. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account balance.
Notes Receivable from Participants
Active Participants with a vested account balance of at least $2,000, may borrow up to the lesser of 50% of the vested account balance or $50,000 less the highest outstanding loan balance in the previous 12 months. The minimum loan available is $1,000 and shall not exceed $50,000. Loans are generally for periods of up to five years with the exception of the purchase of a primary residence in which case the loan can be for a period up to fifteen years. Loans are repaid in bi-weekly installments and include interest charges. The interest rate on new loans, fixed on the first business day of the month, is based on the Prime Lending Rate (per the Wall Street Journal) plus 1%. The range of interest rates for outstanding Participant loans as of December 31, 2011 was 4.25% to 11.5% with maturities ranging from 2012 to 2026.
Each loan is adequately secured through the balance in the Participant's plan account. If a Participant defaults on his or her loan by failing to make timely repayments, the outstanding principal and interest due on the loan is treated as a deemed distribution and reported as a taxable distribution to the Participant in the year of default. If the Participant has an outstanding loan and takes a distribution of his or her plan benefit, the outstanding principal and interest due on the loan is included in the amount distributed to the Participant.
Investments
Plan Participants may direct the investment of their account in 1% increments among any of the following investment options:

Investment Option	Investment Manager
2000 Retirement Portfolio	Alliance Bernstein
2005 Retirement Portfolio	Alliance Bernstein
2010 Retirement Portfolio	Alliance Bernstein
2015 Retirement Portfolio	Alliance Bernstein
2020 Retirement Portfolio	Alliance Bernstein
2025 Retirement Portfolio	Alliance Bernstein
2030 Retirement Portfolio	Alliance Bernstein
2035 Retirement Portfolio	Alliance Bernstein
2040 Retirement Portfolio	Alliance Bernstein
2045 Retirement Portfolio	Alliance Bernstein
2050 Retirement Portfolio	Alliance Bernstein
Core Bond Fund	Pacific Investment Management Co.
Government Securities Fund	Hoisington Investment Management Co.
S&P 500 Index Fund	Barclays Global Investors
Large-Cap Value Fund	Institutional Capital Management
Large-Cap Growth Fund	Marsico Capital Management
International Stock Fund	BlackRock Institutional Trust Co.
Small-Cap Core Fund	BlackRock Institutional Trust Co.
Stable Value Fund	JP Morgan Asset Management
Celanese Stock Fund	State Street Global Advisors
A Participant may transfer all or a portion of his or her interest, in 1% increments, from one investment fund to another, subject to trading restrictions. Each of the Plan's investment options is managed for the Plan by independent investment managers who employ a specific set of investment criteria endorsed and monitored by the Investment Committee.

•	Celanese Stock Fund
The Celanese Stock Fund is a "stock bonus plan" (as defined by U.S. Treasury Regulation §1.401-1 (b)(i)(iii)) with a primary investment in common shares of Celanese Corporation. Participant holdings of Celanese Corporation common shares are limited to 20% of the Participants' total account balance under the Plan. There is a 30-day restriction on reentry into the Celanese Stock Fund after a sale of stock. State Street Global Advisors is the named fiduciary of the Celanese Stock Fund. The Trustee shall vote shares of Celanese Corporation stock in accordance with the instructions of the Participants in whose accounts the shares are held. During 2011, the Trustee purchased 105,990 shares of Celanese Corporation stock for the fund at an average price of $40.17 per share and sold 131,472 shares of Celanese Corporation stock for the fund at an average price $46.33 per share. During 2010, the Trustee purchased 49,790 shares of Celanese Corporation stock for the fund at an average price of $30.80 per share and sold 168,077 shares of Celanese Corporation stock for the fund at an average price $33.55 per share.

•	Investment Contracts
The Plan invests in fully benefit-responsive investment contracts held in the Stable Value Fund, which are reported in the Statement of Changes in Net Assets Available for Benefits at contract value. The Statement of Net Assets Available for Benefits presents fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.
The Stable Value Fund permits all Participant initiated transactions as allowed by the Plan to occur at contract value. Events that would limit the Plan's ability to execute transactions at contract value are improbable, except for termination of the Plan by the Company; Company-initiated withdrawals may be subject to a market adjustment.
The average yield of the investment contracts was 2.02% and 3.14% for the years ended December 31, 2011 and 2010, respectively. The stabilized interest rate ("Crediting Rate") on investment contracts was 1.50% and 1.25% as of December 31, 2011 and 2010, respectively. The Crediting Rates are provided to Participants in the fund on a designated pool of investments held by the fund, through contracts generally referred to as a "wrapper". The contracts provide assurance that the adjustments to the interest Crediting Rate will not result in a future interest Crediting Rate that is less than zero.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America ("US GAAP") for all periods presented.
Valuation of Investments and Income Recognition
The Plan's investments are stated at fair value. All purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments sold during the year as well as net appreciation (depreciation) of the investments held at the end of the year.
Risks and Uncertainties
The assets of the Plan consist primarily of investments held at fair value. These investments are subject to market risks and are influenced by such factors as investment objectives, interest rates, stock market performance, economic conditions and world affairs. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect Participant account balances and the amounts reported in the financial statements.
Use of Estimates
The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance. Defaulted notes receivable from participants are reclassified as taxable distributions based upon the terms of the Plan document; thus, no allowance for doubtful accounts has been recorded as of December 31, 2011 and 2010.
Payment of Benefits
Benefits are recorded when paid.
3. Investments
The Plan's investments, including investments bought and sold and held during the year, appreciated (depreciated) in value as follows:

	For the Years Ended
	2011	2010
	(In $ thousands)
Fixed Income	4,032	466
Equities - excluding Celanese Corporation	724	2,680
Equities - Celanese Corporation	2,481	6,882
Registered investment companies	138	147
At quoted market price	7,375	10,175

Common/collective trusts	(13,080)	37,592
Wrapper contracts	(122)	(65)
At estimated fair value	(13,202)	37,527
Total net appreciation (depreciation) of investments	(5,827)	47,702
Investments representing 5% or more of the Plan's net assets are as follows:

	As of December 31,
	2011	2010
	(In $ thousands)
Alliance Collective Investment Trust	—	31,307
BR Equity Index Fund F	42,288	43,294
Alliance Bernstein 2015 Retirement Fund	27,169	35,109
Alliance Bernstein 2020 Retirement Fund	34,853	39,871
Alliance Bernstein 2025 Retirement Fund	28,624	33,440
Bank of America, contract no. 02 011	47,625	47,499
Natixis, contract no. 1837 01	47,549	47,363
State Street Bank, contract no. 102063	47,625	47,499

Investment Contracts

2011	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value
	(In $ thousands)
Interest-bearing cash	15,360	—	—
JP Morgan Intermediate Bond Fund	127,322	—	—
Wrapper contracts	—	117	(794)
	142,682	117	(794)

2010	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value
	(In $ thousands)
US government securities	115	—	—
Interest-bearing cash	678	—	—
JP Morgan Intermediate Bond Fund	141,330	—	—
Wrapper contracts	—	238	3,819
	142,123	238	3,819
The fair value of the wrapper is determined by calculating the present value of excess future wrapper fees. When the replacement cost of the wrapper contracts (a re-pricing provided annually by each issuer) is greater than the current wrapper fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding, and adjusted for the holding's credit quality rating. The replacement costs of the wrapper contracts exceeded the actual costs as of December 31, 2011 and 2010.
4. Fair Value
The Company follows the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements and Disclosures ("FASB ASC Topic 820"), which provides the framework for measuring fair value and establishes a three-tiered fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation. Valuations for fund investments such as common/collective trusts and registered investment companies, which do not have readily determinable fair values, are typically estimated using a net asset value provided by a third party as a practical expedient.
The three levels of inputs used to measure fair value are as follows:
Level 1 - unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company
Level 2 - inputs that are observable in the marketplace other than those inputs classified as Level 1
Level 3 - inputs that are unobservable in the marketplace and significant to the valuation
The Plan's investments are measured at fair value on a recurring basis and include the following items:
Common/Collective Trusts: Composed of various funds whose diversified portfolio is comprised of foreign and domestic equities, fixed income securities, and short term investments. Investments are valued at the net asset value of units held by the Plan at year-end. There are currently no redemption restrictions or other significant restrictions preventing the sale of these investments. In the normal course of business these funds may enter into contracts that contain a variety of representations which provide general indemnifications. The maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds that have not yet occurred. However, the risk of loss is expected to be remote.

Equities and Fixed Income: Includes corporate stock and government securities: Valued at the closing price reported on the active market in which the individual securities are traded. Automated quotes are provided by multiple pricing services and validated by the Plan custodian. These securities are traded on exchanges as well as in the over the counter market.
Investment contracts: Calculated based on the market values of the underlying securities. The investment contracts invest primarily in the Stable Value Fund which is valued at the net asset value of shares held by the Plan at year-end. The Stable Value Fund generally prohibits transfers directly into competing funds (money market, short-term bond, and other fixed income funds). This restriction typically requires that transfers from the Stable Value Fund first sit in an equity fund for at least 90 days before being transfered to a competing fund. In the normal course of business these funds may enter into contracts that contain a variety of representations which provide general indemnifications. The maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds that have not yet occurred. However, the risk of loss is expected to be remote.
Registered Investment Companies: Composed of a publicly traded investment company whose portfolio is comprised of U.S. fixed income securities and derivative assets including futures, swaps, and options. The investments are valued at the net asset value of units held by the Plan at year-end, which is listed on an active exchange. This category also includes an international index fund that seeks to match the performance of the MSCI ACWI ex-US Investable Market IndexSM (ACWI IMI), which represents approximately 99% of the world’s total market capitalization outside the U.S. The investments are valued at the net asset value of units held by the Plan at year-end. There are currently no redemption restrictions or other significant restrictions preventing the sale of these investments. In the normal course of business these funds may enter into contracts that contain a variety of representations which provide general indemnifications. The maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the funds that have not yet occurred. However, the risk of loss is expected to be remote.
Short-term investment funds: Foreign and domestic currencies as well as short-term securities are valued at cost plus accrued interest, which approximates fair value.
Wrapper contracts: Determined by taking the difference between the actual wrap fee of the contract and the price at which an identical wrap contract would be priced under current market conditions. That change in fees is applied to the year-end book value of the contract to determine the fair value of the wrapper contract.
The fair values of plan assets are as follows:

	Fair Value Measurement as of
	December 31, 2011 Using
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
	(Level 1)	(Level 2)	Total
	(In $ thousands)
Investments
Common/collective trusts - US equities	—	63,636	63,636
Common/collective trusts - Target date[1]	—	158,215	158,215
Equities - US companies	70,095	—	70,095
Equities - International companies	5,416	—	5,416
Fixed income - US treasuries	20,339	—	20,339
Investment contracts	—	142,682	142,682
Registered investment companies - Fixed income	19,052	—	19,052
Registered investment companies - International equities	—	24,964	24,964
Short-term investment funds	—	6,086	6,086
Wrapper contracts	—	117	117
Total assets	114,902	395,700	510,602

[1] Investments allocated across 11 funds considering target retirement dates. Assets in each fund are allocated among US equities, international equities, fixed income and real estate securities.

	Fair Value Measurement as of
	December 31, 2010 Using
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs
	(Level 1)	(Level 2)	Total
	(In $ thousands)
Investments
Common/collective trusts - US equities	—	97,277	97,277
Common/collective trusts - International equities	—	25,717	25,717
Common/collective trusts - Target date[2]	—	182,314	182,314
Equities - US companies	46,947	—	46,947
Equities - International companies	1,703	—	1,703
Fixed income - Treasuries	15,612	—	15,612
Investment contracts	—	142,123	142,123
Registered investment companies - Fixed income	18,213	—	18,213
Short-term investment funds	—	5,091	5,091
Wrapper contracts	—	238	238
Total assets	82,475	452,760	535,235

[2] Investments allocated across 11 funds considering target retirement dates. Assets in each fund are allocated among US equities, international equities, fixed income and real estate securities.
5. Plan Termination
Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. In accordance with Plan provisions, active Participants are always 100% vested in Company contributions.
6. Federal Income Taxes
The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated January 7, 2011, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
7. Administrative Expenses
Administrative expenses (principally record keeping costs and legal fees) are accrued and charged against the respective funds of the Plan. Investment management fees, taxes, brokerage commissions, and related fees are paid from the respective funds from which they are levied, assessed, or incurred. Certain administrative expenses of the Plan are paid by the Company. Expenses not paid by the Company are paid by the Plan.
8. Parties-in-Interest
Certain Plan investments are shares of common/collective trusts managed by JPMorgan/American Century or State Street Bank & Trust Company. In addition, certain Plan investments are in interest bearing cash accounts managed by Morgan Guaranty Trust Company of New York. JPMorgan Retirement Plan Services is the record keeper and State Street Bank & Trust Company is the Trustee, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC. The Plan also invests in the common stock of the Company as well as makes loans to Participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules.

9. Reconciliation of Financial Statements to Form 5500
A reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

	As of December 31,
	2011	2010
	(In $ thousands)
Net assets available for benefits per the financial statements	517,866	547,842
Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	794	(3,819)
Accrued administrative expenses	(57)	—
Net assets available for benefits per Form 5500	518,603	544,023
A reconciliation of the net increase in net assets per the financial statements to the Form 5500 is as follows:

	As of December 31,
	2011	2010
	(In $ thousands)
Net increase (decrease) in net assets per the financial statements	(29,976)	2,687
Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,819	11,393
Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	794	(3,819)
Change in accrued administrative expenses	(57)	127
Net increase (decrease) in net assets per Form 5500	(25,420)	10,388
The reconciling items noted above are due to the difference in the method of accounting used in preparing the Form 5500 as compared to the Plan's financial statements.

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN: 22-1862783 05MK
December 31, 2011

(A) Fund	(B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment			(D) Cost	( E) Current Value
		Shares/Par	Rate of Interest	Maturity
	INTEREST BEARING CASH
	BGI MONEY MARKET FD FOR EBT	11.000			**	$11.00
	BZW PRINCIPAL	1.140			**	1.14
*	JPMCB LIQUIDITY FUND	3,169,529.02			**	3,169,529.02
*	STATE STREET BANK & TRUST CO	2,916,407.56	1	12/31/2030	**	2,916,407.56
	TOTAL INTEREST BEARING CASH	6,085,948.72				$6,085,948.72

	U.S. GOVERNMENT SECURTITIES
	UNITED STATES TREAS N/B	6,725,000	4.75	2/15/2037	**	$9,134,439.73
	UNITED STATES TREAS N/B	4,500,000	4.25	5/15/2039	**	5,724,846.00
	UNITED STATES TREAS N/B	1,060,000	4.375	5/15/2040	**	1,377,005.72
	UNITED STATES TREAS N/B	1,500,000	3.875	8/15/2040	**	1,798,125.00
	UNITED STATES TREAS N/B	2,200,000	3.125	11/15/2041	**	2,304,843.20
	TOTAL U.S. GOVERNMENT SECURITIES	15,985,000				$20,339,259.65

	CORPORATE STOCKS - PREFERRED
	WELLS FARGO CO	3,350.000			**	$95,240.50
	TOTAL CORPORATE STOCKS - PREFERRED	3,350.000				$95,240.50

	CORPORATE STOCKS - COMMON
	ACCENTURE PLC	9,776.000			**	520,376.48
	ACE LTD	4,550.000			**	319,046.00
	ALLERGAN INC	3,797.000			**	333,148.78
	ANADARKO PETROLEUM CORP	2,350.000			**	179,375.50
	APPLE INC	2,261.000			**	915,705.00
	APPLIED MATERIALS INC	52,300.000			**	560,133.00
	ARCHER DANIELS MIDLAND CO	19,700.000			**	563,420.00
	AUTOZONE INC	297.000			**	96,516.09
	BAIDU INC	5,762.000			**	671,100.14
	BB+T CORP	25,050.000			**	630,508.50
	BCE INC	5,300.000			**	220,851.00
	BIOGEN IDEC INC	5,404.000			**	594,710.20
	BLACKROCK INC	3,400.000			**	606,016.00
	BRISTOL MYERS SQUIBB CO	10,499.000			**	369,984.76
	BRITISH SKY BROADCAST SP	4,105.000			**	185,915.45
	CAPITAL ONE FINANCIAL CORP	12,600.000			**	532,854.00
*	CELANESE CORP SERIES A	547,435.000			**	24,234,947.45
	CHECK POINT SOFTWARE TECH	4,138.000			**	217,410.52

(A) Fund	(B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment			(D) Cost	( E) Current Value
		Shares/Par	Rate of Interest	Maturity

	CIE FINANCIERE RICH UNSP	90,638.000			**	455,002.76
	CISCO SYSTEMS INC	63,050.000			**	1,139,944.00
	COACH INC	6,482.000			**	395,661.28
	COCA COLA CO	8,450.000			**	591,246.50
	COGNIZANT TECH SOLUTIONS	551.000			**	35,434.81
	CONTINENTAL RESOURCES INC	1,395.000			**	93,060.45
	COVIDIEN PLC	11,900.000			**	535,619.00
	CUMMINS INC	3,440.000			**	302,788.80
	DANAHER CORP	8,884.000			**	417,903.36
	DECKERS OUTDOOR CORP	1,052.000			**	79,499.64
	DOLLAR TREE INC	1,148.000			**	95,410.28
	DOW CHEMICAL CO	9,311.000			**	267,784.36
	DUNKIN BRANDS GROUP INC	15,013.000			**	375,024.74
	EATON CORP	8,286.000			**	360,689.58
	ESTEE LAUDER COMPANIES	4,387.000			**	492,747.84
	EXXON MOBIL CORP	17,300.000			**	1,466,348.00
	GENERAL ELECTRIC CO	34,250.000			**	613,417.50
	GOOGLE INC	999.000			**	645,254.10
	HALLIBURTON CO	18,361.000			**	633,638.11
	HOME DEPOT INC	9,103.000			**	382,690.12
	HONEYWELL INTERNATIONAL INC	19,750.000			**	1,073,412.50
	JOHNSON + JOHNSON	11,700.000			**	767,286.00
	JOHNSON CONTROLS INC	27,650.000			**	864,339.00
*	JP MORGAN CHASE CO	40,950.000			**	1,361,587.50
	LI + FUNG LTD	47,472.000			**	174,222.24
	LULULEMON ATHLETICA INC	851.000			**	39,707.66
	MARATHON OIL CORP	11,550.000			**	338,068.50
	MARATHON PETROLEUM CORP	3,400.000			**	113,186.00
	MCDONALDS CORP	7,482.000			**	750,669.06
	MEAD JOHNSON NUTRITION CO	8,991.000			**	617,951.43
	MERCK CO	24,200.000			**	912,340.00
	METLIFE INC	28,150.000			**	877,717.00
	MICROSOFT CORP	64,300.000			**	1,669,228.00
	MONSANTO CO	18,574.000			**	1,301,480.18
	NATIONAL OILWELL VARCO INC	6,743.000			**	458,456.57
	NIKE INC CL B	7,908.000			**	762,093.96
	O REILLY AUTOMOTIVE INC	3,873.000			**	309,646.35
	OCCIDENTAL PETROLEUM CORP	15,129.000			**	1,417,587.30
	PEPSICO INC	8,850.000			**	587,197.50
	PFIZER INC	89,200.000			**	1,930,288.00
	PPG INDUSTRIES INC	2,777.000			**	231,851.73
	PRAXAIR INC	7,265.000			**	776,628.50
	PRECISION CASPARTS CORP	3,457.000			**	569,679.03

(A) Fund	(B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment			(D) Cost	( E) Current Value
		Shares/Par	Rate of Interest	Maturity

	PRICELINE.COM INC	1,501.000			**	702,032.71
	PROCTOR + GAMBLE CO	21,200.000			**	1,414,252.00
	QUALCOMM INC	7,821.000			**	427,808.70
	ROCKWELL AUTOMATION INC	3,316.000			**	243,294.92
	SANOFI	22,050.000			**	805,707.00
	SOTHEBYS	1,290.000			**	36,803.70
	SOUTHWESTERN ENERGY CO	8,000.000			**	255,520.00
	STARBUCKS CORP	17,438.000			**	802,322.38
	TEXAS INSTRUMENTS INC	31,850.000			**	927,153.50
	TIFFANY CO	1,818.000			**	120,460.68
	TIME WARNER INC	62,465.000			**	2,257,485.10
	TJX COMPANIES INC	16,348.000			**	1,055,263.40
	UNION PACIFIC CORP	6,613.000			**	700,581.22
	UNITED HEALTH GROUP INC	11,550.000			**	585,354.00
	US BANCORP	15,823.000			**	428,012.15
	VIACOM INC	21,000.000			**	953,610.00
	VISA INC	7,455.000			**	756,906.15
	VODAFONE GROUP	43,500.000			**	1,219,305.00
	WELLS FARGO CO	48,579.000			**	1,338,837.24
	WYNN RESORTS LTD	5,591.000			**	617,749.59
	YUOKU.COM INC	5,853.000			**	91,716.51
	YUM BRANDS INC	10,849.000			**	640,199.49
	TOTAL CORPORATE STOCKS - COMMON	1,864,856.000				$75,416,183.55

	COMMON/COLLECTIVE TRUSTS
	ALLIANCE BERNSTEIN 2000 RET	379,186.860			**	$3,909,416.53
	ALLIANCE BERNSTEIN 2005 RET	704,524.221			**	6,946,608.82
	ALLIANCE BERNSTEIN 2010 RET	1,511,350.459			**	14,448,510.39
	ALLIANCE BERNSTEIN 2015 RET	2,943,546.153			**	27,168,930.99
	ALLIANCE BERNSTEIN 2020 RET	3,924,854.035			**	34,852,703.83
	ALLIANCE BERNSTEIN 2025 RET	3,336,076.086			**	28,623,532.82
	ALLIANCE BERNSTEIN 2030 RET	2,375,429.574			**	19,811,082.65
	ALLIANCE BERNSTEIN 2035 RET	1,397,980.774			**	11,379,563.50
	ALLIANCE BERNSTEIN 2040 RET	620,112.469			**	5,041,514.37
	ALLIANCE BERNSTEIN 2045 RET	411,739.864			**	3,347,445.09
	ALLIANCE BERNSTEIN 2050 RET	330,327.830			**	2,685,565.26
	BR EQUITY INDEX FUND F	2,048,844.379			**	42,288,147.98
	BR RUSSELL 2000 INDEX FUND F	1,052,147.473			**	21,348,072.23
	TOTAL COMMON/COLLECTIVE TRUSTS	21,036,120.177				$221,851,094.46

	REGISTERED INVESTMENT COMPANIES
	BLACKROCK ACWI CLASS X	2,636,170.317			**	$24,964,532.90
	PIMCO TOTAL RETURN FUND	1,752,673.241			**	19,051,558.13

(A) Fund	(B) Identity of Issuer, Borrower, Lessor or Similar Party	(C) Description of Investment			(D) Cost	( E) Current Value
		Shares/Par	Rate of Interest	Maturity

	TOTAL REGISTERED INVESTMENT COMPANIES	4,388,843.558				$44,016,091.03

	INSURANCE CO. GENERAL ACCOUNT
	BANK OF AMERICA	47,624,975.930	5.00	12/31/2055	**	$47,624,975.93
*	STATE STREET BANK	47,624,887.990	5.00	12/31/2055	**	47,624,887.99
	NATIXIS	47,548,721.880	5.00	12/31/2055	**	47,548,721.88
	TOTAL INSURANCE CO. GENERAL ACCOUNT	142,798,585.800				$142,798,585.80

*	LOANS TO PARTICIPANTS - OTHER
	LOANS TO PARTICIPANTS	7,338,399.670	4.25 to 11.50	Various maturity dates	—	$7,338,399.67
	TOTAL LOANS TO PARTICIPANTS - OTHER	7,338,399.670				$7,338,399.67

	TOTAL ASSETS HELD FOR INVESTMENT PURPOSES	199,501,103.925				$517,940,803.38

*	Party-in-interest as defined by ERISA.
**	Cost information is not required for participant-directed investments and therefore, is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Celanese Americas Retirement Savings Plan
/s/ Christopher W. Jensen
Christopher W. Jensen
Senior Vice President, Finance, Celanese Corporation
President, Celanese Americas LLC

Date: June 22, 2012